Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Vista Outdoor's Sale of The Kinetic Group and Revelsy Maximizes Stockholder Value November 7, 2024

Forward-Looking Statements Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “CSG Transaction”) and risks related to the previously announced transaction among Vista Outdoor, Revelyst, Olibre LLC and Cabin Ridge, Inc. (the “SVP Transaction”) including (i) the failure to receive, on a timely basis or otherwise, the required approval of the CSG Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the CSG Transaction or the SVP Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the CSG Transaction or the SVP Transaction, including in circumstances which would require Vista Outdoor or Revelyst, as applicable, to pay a termination fee, (v) the effect of the announcement or pendency of the CSG Transaction or the SVP Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the CSG Transaction or the SVP Transaction diverting management’s attention from our ongoing business operations, (vii) that the CSG Transaction or the SVP Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the CSG Transaction or the SVP Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all, and (viii) that the consideration paid to Revelyst stockholders in connection with the SVP Transaction cannot be determined until the consummation of the SVP Transaction as it is subject to certain adjustments related to the net cash of Revelyst as of the closing of the SVP Transaction and the management team’s current estimate of the consideration may be higher or lower than the actual consideration paid to Revelyst stockholders in connection with the SVP Transaction due to the actual cash flows prior to the closing of the SVP Transaction or other factors; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; our association with the firearms industry, others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the CSG Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the CSG Transaction. In connection with the CSG Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 (which was declared effective by the SEC on March 22, 2024 and was subsequently amended by the post-effective amendment filed by Revelyst on October 16, 2024 and declared effective by the SEC on October 18, 2024) in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the CSG Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CSG TRANSACTION, THE SVP TRANSACTION AND THE PARTIES TO EACH TRANSACTION. The definitive proxy statement/prospectus will be mailed to each of our stockholders entitled to vote at the meeting relating to the approval of the CSG Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the CSG Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the CSG Transaction.

Non-GAAP Financial Measures Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on Vista Outdoor’s core profitability and help investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as substitutes for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies. Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item for Adjusted EBITDA. GAAP net income is also a reconciling item between GAAP net income margin and non-GAAP Adjusted EBITDA margin. Accordingly, a reconciliation to net income and net income margin is not available without unreasonable effort.

What to Know Before You Vote Stockholder Value Maximized Sale of The Kinetic Group for $2.225Bn to CSG and sale of Revelyst for $1.125Bn to SVP deliver an estimated ~$45.00 (1) per share in cash Leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) reco SVP is a strong believer in the Revelyst story and can propel Revelyst to continue product innovation and enhance market leadership in the outdoor recreation industrymmends stockholders vote “FOR” the proposed sale of The Kinetic Group for $2.225Bn to CSG and sale of Revelyst for $1.125Bn to SVP Thorough and Competitive Process Vista Outdoor reviewed numerous alternatives over nearly 3 years and determined that these two separate but connected transactions with CSG and SVP represent the best path to maximize value for stockholders Ideal Strategic Partnerships Combines The Kinetic Group’s leading portfolio of U.S. ammunition brands with CSG’s diverse, global defense portfolio to grow The Kinetic Group’s iconic hunting and recreational shooting heritage Optimal Outcome The transaction crystallizes significant value today for stockholders The transaction crystallizes significant value today for stockholders Vote FOR the CSG Transaction at November 25th meeting Note: 1. Management estimate as of October 21, 2024 (the date of filing the definitive proxy statement) based on expected net cash at Revelyst as of the closing of the Revelyst transaction assuming a closing of December 31, 2024 and $25.75 for Kinetic transaction

Summary Terms of the Transactions with CSG and SVP Parties to Transaction and Purchase Price $3.35Bn aggregate all-cash purchase price for Vista Outdoor, in separate but connected transactions − $2.225Bn all-cash acquisition of The Kinetic Group by CSG − $1.125Bn all-cash acquisition of Revelyst by SVP Cash Consideration to Stockholders Estimated ~$45.00 per share cash consideration to be received by VSTO stockholders − $25.75 for Kinetic transaction − ~$19.25 (1) for Revelyst transaction Deal Structure and Timing At the closing of the Kinetic transaction: for each Vista Outdoor share, stockholders receive $25.75 per share in cash and a share of Revelyst − Expected to close prior to year-end 2024 At the closing of the Revelyst transaction: stockholders receive the net proceeds from SVP’s $1.125Bn purchase of Revelyst, currently estimated to result in approximately ~$19.25 per share − Expected to close by the end of January 2025 Revelyst will temporarily be a publicly traded company for the period between the two closings The record date for the Special Meeting is October 18, 2024 Note: 1. Management estimate as of October 21, 2024 (the date of filing the definitive proxy statement) based on expected net cash at Revelyst as of the closing of the Revelyst transaction assuming a closing of December 31, 2024

Transaction Delivers Best Strategic Alternative for Maximizing Stockholder Value

Vista Outdoor Enterprise Value


$Bn
$3.350
REVELYST
$1.125
THE KINETIC GROUP
$2.225
Enterprise Value

Cash Consideration Per Share


$ per share
~$45.00
REVELYST
~$19.25 (1)
THE KINETIC GROUP
$25.75
Share Price

The Kinetic Group   Revelyst

VISTA OUTDOOR

Note:
1. Management estimate as of October 21, 2024 (the date of filing the definitive proxy statement) based on expected net cash at Revelyst as of the closing of the Revelyst transaction assuming a closing of December 31, 2024

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Illustrative Cash Generation from SVP Transaction Closing Net Cash Adjustic $MM, unless otherwise noted Cash on Hand at CSG Closing 125 Less: Transaction Costs (Net of Cash Generation) 35 Less: Adjustments for Definition of Cash and Debt 51 Net Cash Adjustment $39 Cash Per Share $MM, unless otherwise noted Gross Proceeds from SVP Plus: Net Cash Adjustment Total Distributable Cash Share (1) Total Distributable Cash Per Share (2) Total Distributable Per Share (2) Total Cash Retured to Stockholders by SVP Closing (per share) Note: 1. Revelyst Transaction based on 58MM common shares outstanding, plus 2MM unvested shares converted 2. Management estimate as of October 21, 2024 (the date of filing the definitive proxy statement) based on expected net cash at Revelyst as of the closing of the Revelyst transaction assuming a closing of December 31, 2024

Illustrative Vista Outdoor Stockholder Impact at Closing For Each Vista Outdoor Share Held at Closing (1), A Stockholder Receives 1 One Share Vista Outdoor $25.75 Transaction Cash Consideration One Share 2 One Share Revelsyt ~$19.25 (2) Transaction Cash Consideration Tax Consequences of Transactions The Kinetic transaction will be treated as a taxable sale of each Vista Outdoor share held by a stockholder in exchange for (i) a Revelyst share and (ii) $25.75 in cash consideration That cash consideration will not be treated as a dividend and is instead treated as part of the merger consideration Stockholders will generally recognize gain or loss in the Kinetic transaction equal to the difference between (i) their tax basis in the Vista Outdoor shares they exchange and (ii) the sum of the cash consideration and the fair market value of the Revelyst shares they receive as merger consideration As a result, stockholders will be permitted to recover their tax basis in their Vista Outdoor shares and will take a fair market value tax basis in the Revelyst shares they receive as part of the merger consideration in the Kinetic transaction. Stockholders may recognize additional gain or loss in the Revelyst transaction if there is any difference between (i) their tax basis in their Revelyst shares and (ii) the cash consideration they receive in the Revelyst transaction Vista Outdoor does not expect any of that cash consideration to be treated as a dividend and believes it should be treated as merger consideration Given the expected closing timing for the Revelyst transaction, any gain or loss on the Revelyst transaction is likely to be short-term capital gain or loss (meaning that preferential rates for long-term capital gain for eligible Revelyst stockholders will likely not be available) Note: 1. October 18, 2024 is the record date for the Special Meeting 2. Management estimate as of October 21, 2024 (the date of filing the definitive proxy statement) based on expected net cash at Revelyst as of the closing of the Revelyst transaction assuming a closing of December 31, 2024

Transaction is the Result of the Board's Thorough and Competitive Sale Process Over Nearly Three Years

Late 2021 / Mid 2022
- Began reviewing strategic options with respect to the potential Spin-Off of Revelyst

May / June 2022
- Approved targeted outreach to 14 potential acquirors of The Kinetic Group and announced expected Spin-Off
- Announced Revelyst's expected Spin-Off

Late 2022 / Late 2023
- Contacted 26 potential acquirors and conducted rigorous due diligence with three potential acquirors of The Kinetic Group

October 2023
- Entry into merger agreement with CSG for sale of The Kinetic Group for $1.91Bn

Spring 2024 / Summer 2024
- Conducted continuous rigorous due diligence with potential acquiror
- Vista announced a review of strategic alternatives for Revelyst

Fall 2024
- Vista financial advisors delivered inadequacy opinion for potential acquiror's final indication
- SVP leaves potential acquiror's investor consortium and partners with CSG

October 2024
- $2.225Bn all-cash acquisition of The Kinetic Group by CSG; $25.75 per share for stockholders
- $1.125Bn all-cash acquisition of Revelyst by SVP; an estimated ~$19.25 [1] per share for stockholders

Legend: The Kinetic Group (blue); Revelyst (orange)

The Board held 60+ meetings and reviewed 30+ offers to achieve a superior outcome for Vista Outdoor

VISTA OUTDOOR

Note:
1. Management estimate as of October 21, 2024 (the date of filing the definitive proxy statement) based on expected net cash at Revelyst as of the closing of the Revelyst transaction assuming a closing of December 31, 2024

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In Conclusion Stockholder Value Maximized Sale of The Kinetic Group for $2.225Bn to CSG and sale of Revelyst for $1.125Bn to SVP deliver an estimated ~$45.00 (1) per share in cash Leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) recommends stockholders vote “FOR” the proposed sale of The Kinetic Group for $2.225Bn to CSG and sale of Revelyst for $1.125Bn to SVP  Thorough and Competitive Process Vista Outdoor reviewed numerous alternatives over nearly 3 years and determined that these two separate but connected transactions with CSG and SVP represent the best path to maximize value for stockholders Ideal Strategic Partnerships Combines The Kinetic Group’s leading portfolio of U.S. ammunition brands with CSG’s diverse, global defense portfolio to grow The Kinetic Group’s iconic hunting and recreational shooting heritage SVP is a strong believer in the Revelyst story and can propel Revelyst to continue product innovation and enhance market leadership in the outdoor recreation industry Optimal Outcome The transaction crystallizes significant value today for stockholders Vote FOR the CSG Transaction at November 25th meeting